Exhibit 99.1

INTRODUCTION

The Toronto-Dominion Bank (Bank) produces quarterly and annual reports, which are submitted to the Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities. These reports are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). SEC regulations require certain additional disclosure to be included in such registration statements reconciling financial information in the reports from Canadian GAAP to accounting principles generally accepted in the United States of America (U.S. GAAP). This additional disclosure is contained within this document for the six months ended April 30, 2007 and should be read in conjunction with the Bank’s Second Quarter 2007 Report, First Quarter 2007 Report, and 2006 Annual Report on Form 40-F. These reports were submitted to the SEC on May 24, 2007, February 22, 2007 and December 11, 2006, respectively.

ADDITIONAL NOTE TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED APRIL 30, 2007 (UNAUDITED)

RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian GAAP.  Significant differences between Canadian GAAP and U.S. GAAP are described in the Bank’s 2006 Annual Report with their impact detailed below. For a full discussion of the relevant accounting differences between Canadian GAAP and U.S. GAAP, see Note 29 of the 2006 Annual Report  This note updates that disclosure for the six-months ended April 30, 2007.

Net Income
	For the six months ended
	April 30	April 30
(millions of Canadian dollars)	2007 [1]	2006
Net income based on Canadian GAAP	$1,800	$3,045
Available for sale securities	4	8
Trading securities	83	-
Derivative instruments and hedging activities	(81)	16
Liabilities and equity	62	68
Amortization of intangible assets	(30)	(30)
Other	13	(31)
Income taxes and net change in income taxes due to the above items	(17)	(13)
Non-controlling interests	(15)	(14)
Net income based on U.S. GAAP	1,819	3,049
Preferred dividends	30	35
Net income applicable to common shares based on U.S. GAAP	$1,789	$3,014
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	718.7	714.1
Diluted - U.S. GAAP/Canadian GAAP	725.4	720.7
Basic earnings per share - U.S. GAAP	$2.49	$4.22
- Canadian GAAP	2.49	4.25
Diluted earnings per share - U.S. GAAP	2.46	4.18
- Canadian GAAP	2.46	4.21

1 For the six months ended April 30, 2007, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $157 million increase to net interest income, $110 million decrease to other income and $28  million increase to non-interest expenses.

Interim Consolidated Statement of Comprehensive Income
		For the six months ended
		April 30		April 30
(millions of Canadian dollars)		2007		2006
	Canadian GAAP	Adjust- ments	U.S. GAAP	U.S. GAAP
Net income based on U.S. GAAP	$1,800	$19	$1,819	$3,049
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available for sale securities	140	21	161	(145)
Reclassification to earnings in respect of available for sale securities	(55)	-	(55)	-
Change in unrealized foreign currency translation gains and losses	420	(4)	416	189
Change in gains and losses on derivative instruments designated as cash flow hedges	(114)	(3)	(117)	191
Reclassification to earnings of gains and losses on cash flow hedges	7	-	7	21
Minimum pension liability adjustment	-	-	-	3
Comprehensive income	$2,198	$33	$2,231	$3,308

Condensed Interim Consolidated Balance Sheet
			As at			As at			As at
(millions of Canadian dollars)			April 30 2007			Oct. 31 2006			April 30 2006
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- Ments	U.S. GAAP
Assets
Cash resources and other	$11,790	$-	$11,790	$10,782	$-	$10,782	$12,341	$-	$12,341
Securities	118,510	6,273	124,783	124,458	5,022	129,480	112,656	4,238	116,894
Securities purchased under reverse repurchase agreements	25,434	-	25,434	30,961	-	30,961	32,344	-	32,344
Loans (net)	169,904	257	170,161	160,608	-	160,608	156,572	-	156,572
Investment in TD Ameritrade	5,131	-	5,131	4,379	-	4,379	3,783	-	3,783
Trading derivatives’ market revaluation	27,569	-	27,569	27,845	779	28,624	35,430	913	36,343
Goodwill	8,940	(185)	8,755	7,396	1,537	8,933	7,652	1,612	9,264
Intangible assets	2,368	19	2,387	1,946	295	2,241	2,185	344	2,529
Other assets	27,088	(1)	27,087	24,539	69	24,608	25,633	(129)	25,504
Total assets	$396,734	$6,363	$403,097	$392,914	$7,702	$400,616	$388,596	$6,978	$395,574
Liabilities
Deposits	$270,162	$7	$270,169	$260,907	$21	$260,928	$252,991	$35	$253,026
Trading derivatives’ market revaluation	29,143	275	29,418	29,337	537	29,874	36,295	740	37,035
Other liabilities	64,634	6,290	70,924	71,905	5,070	76,975	67,963	4,262	72,225
Subordinated notes, debentures and other debt	9,210	-	9,210	6,900	-	6,900	7,748	-	7,748
Liabilities for preferred shares and Capital Trust Securities	1,797	(1,797)	-	1,794	(1,794)	-	1,786	(1,786)	-
Total liabilities	374,946	4,775	379,721	370,843	3,834	374,677	366,783	3,251	370,034
Non-controlling interests	13	1,250	1,263	2,439	3,059	5,498	2,530	3,160	5,690
Shareholders’ equity
Preferred shares	425	547	972	425	544	969	425	536	961
Common shares	6,455	39	6,494	6,334	39	6,373	6,245	39	6,284
Contributed surplus	124	-	124	66	-	66	51	-	51
Foreign currency translation	-	-	-	(918)	918	-	(507)	507	-
Retained earnings	14,865	(330)	14,535	13,725	(268)	13,457	13,069	(266)	12,803
Accumulated other comprehensive income
Unrealized gains and (losses) on available-for-sale securities, net of cash flow hedges	372	18	390	-	284	284	-	135	135
Foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities	(498)	(4)	(502)	-	(918)	(918)	-	(507)	(507)
Gains and (losses) on derivative instruments designed as cash flow hedges	32	90	122	-	232	232	-	158	158
Minimum pension liability adjustment	-	(22)	(22)	-	(22)	(22)	-	(35)	(35)
Total shareholders’ equity	21,775	338	22,113	19,632	809	20,441	19,283	567	19,850
Total liabilities and shareholders’ equity	$396,734	$6,363	$403,097	$392,914	$7,702	$400,616	$388,596	$6,978	$395,574

TD Banknorth Privatization

Acquisition of TD Banknorth
As a result of the privatization of TD Banknorth, the full fair value step-up of the TD Banknorth balance sheet is no longer required as a US GAAP reconciling item.

Changes in significant accounting policies affecting Canadian and U.S. GAAP differences

Financial Instruments
With the adoption of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 3865, Hedges, and Handbook Section 1530, Comprehensive Income, on November 1, 2006, the accounting for securities, derivative instruments, hedging activities and guarantees are substantially harmonized with U.S. GAAP. The following items related to securities, derivative instruments, and hedging activities remain as differences subsequent to the adoption of these new standards for Canadian GAAP.

The Bank de-designated certain derivative instruments from qualifying fair value and cash flow hedge accounting relationships under U.S. GAAP, effective November 1, 2006. Accordingly, the change in the fair value of these derivatives during 2007 was recorded in the current period income for U.S. GAAP with no offset. As a result of the de-designations under U.S.GAAP, $34 million after tax, representing the change in fair value, was charged to income for the six months ended April 30, 2007.  These derivatives were designated in qualifying hedging relationships under Canadian GAAP in accordance with Handbook Section 3865.

As a result of the implementation of the new financial instruments standards for Canadian GAAP, the Bank designated approximately $2 billion of its financial instruments as trading under the fair value option, $34.8 billion of its financial instruments as available for sale and $11.2 billion of its financial instruments as held to maturity. With the exception of the financial instruments designated as trading under the fair value option, which have been reclassified to trading under U.S. GAAP, the remainder of these financial instruments continue to be classified as available for sale under U.S. GAAP.  The Bank recognized an unrealized gain for U.S. GAAP purposes of approximately $50 million after tax related to this reclassification of retained interests from available for sale to trading.  As a result of the changes to Canadian GAAP, and the reclassifications under U.S. GAAP, most of the financial instruments held by the Bank are carried on the same basis for Canadian and U.S. GAAP purposes.

Accounting for Certain Hybrid Financial Instruments
Effective November 1, 2006, the Bank adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No.155 - Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140, which permits, but does not require, an entity to measure a hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation at its fair value, with changes in the fair value recognized in net income. The fair value election eliminates the requirement to separately recognize the derivative embedded in the hybrid financial instrument. The adoption of this guidance did not have a material impact on the Bank’s Consolidated Financial Statements.

Accounting for Servicing of Financial Assets
Effective November 1, 2006, the Bank adopted FASB Statement No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140, which requires an entity to initially measure its servicing rights at fair value and can elect to subsequently amortize its initial fair value over the term of the servicing rights, or to re-measure them at fair value with changes in fair value recognized in net income.  The adoption of this guidance did not have a material impact on the Bank’s Consolidated Financial Statements.

Future accounting changes

Quantifying Misstatements in Current Year Financial Statements
In September, 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. It requires that in quantifying and analyzing misstatements that the entity consider the impact to both the balance sheet and income statement in evaluating the materiality of financial statement misstatement. This guidance is effective for the Bank beginning November 1, 2007.

Comparative amounts

Certain comparative amounts have been reclassified to conform to the current period’s presentation.